                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 19)/1/


                       PHILADELPHIA SUBURBAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  718009-6-08
                                  -----------
                                 (CUSIP Number)


  Roger H. Kimmel, Esq.                          Stephen P. Stanczak, Esq.
    Latham & Watkins                       c/o United States Filter Corporation
    885 Third Avenue                                40-004 Cook Street
New York, New York 10022                           Palm Desert, CA 92211
     (212) 906-1200                                   (760) 341-8126

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 29, 2000
                            ----------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 19 Pages)

---------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718009-6-08                 13D                           Page 2 of 19

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Vivendi S.A.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   WC, OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   France
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER


                         -------------------------------------------------------
    NUMBER OF SHARES      8  SHARED VOTING POWER

   BENEFICIALLY OWNED        7,366,488
                         -------------------------------------------------------
        BY EACH           9  SOLE DISPOSITIVE POWER

  REPORTING PERSON WITH
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             7,366,488
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,366,488
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 18.0% (based upon 40,997,701 shares outstanding as of March 1, 2000 according to Philadelphia Suburban Corporation's Annual Report on Form 10-K for the Year Ended December 31, 1999)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718009-6-08                 13D                           Page 3 of 19

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Vivendi North America Company (formerly Anjou International Company)
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

                             None
                         -------------------------------------------------------
    NUMBER OF SHARES      8  SHARED VOTING POWER

   BENEFICIALLY OWNED        752,586
                         -------------------------------------------------------
        BY EACH           9  SOLE DISPOSITIVE POWER

  REPORTING PERSON WITH      None
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             752,586
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    752,586
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 1.8% (based upon 40,997,701 shares outstanding as of March 1, 2000 according to Philadelphia Suburban Corporation's Annual Report on Form 10-K for the Year Ended December 31, 1999)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718009-6-08                 13D                           Page 4 of 19

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Vivendi Water S.A.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS


        WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   France
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

                             None
                         -------------------------------------------------------
    NUMBER OF SHARES      8  SHARED VOTING POWER

   BENEFICIALLY OWNED        6,613,902
                         -------------------------------------------------------
        BY EACH           9  SOLE DISPOSITIVE POWER

  REPORTING PERSON WITH      None
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             6,613,902
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,613,902
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 16.1% (based upon 40,997,701 shares outstanding as of March 1, 2000 according to Philadelphia Suburban Corporation's Annual Report on Form 10-K for the Year Ended December 31, 1999)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718009-6-08                 13D                           Page 5 of 19

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Compagnie Generale Des Eaux
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   France
--------------------------------------------------------------------------------
                          7  SOLE VOTING POWER

                             None
                         -------------------------------------------------------
    NUMBER OF SHARES      8  SHARED VOTING POWER

   BENEFICIALLY OWNED        342,000
                         -------------------------------------------------------
        BY EACH           9  SOLE DISPOSITIVE POWER

  REPORTING PERSON WITH      None
                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             342,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    342,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Approximately 0.8% (based upon 40,997,701 shares outstanding as of March 1, 2000 according to Philadelphia Suburban Corporation's Annual Report on Form 10-K for the Year Ended December 31, 1999)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN (limited partnership)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 718009-6-08                 13D                           Page 6 of 19


          This Amendment No. 19, which amends the Statement on Schedule 13D, dated September 7, 1983, as amended and restated in its entirety by Amendment No. 17, of Vivendi S.A. (formerly Compagnie Generale des Eaux), and its subsidiary Vivendi North America Company (formerly Anjou International Company), and as amended by Amendment No. 18, is filed to add Vivendi's indirect subsidiary, Vivendi Water S.A., as a filing person and reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the shares of Common Stock, par value $.50 per share, of Philadelphia Suburban Corporation, a Pennsylvania corporation (the "Issuer").


Item 1.   Security and Issuer.

          The Issuer's principal executive offices are located at 762 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010. This statement relates to the shares of common stock, par value $.50 per share, of the Issuer (the "Shares").


Item 2.   Identity and Background.

          (a) This statement is filed by Vivendi S.A., a French corporation ("Vivendi"), its wholly owned subsidiary Vivendi North America Company ("VNAC," formerly Anjou International Company), its indirect wholly owned subsidiary Vivendi Water S.A. ("Water") and Water's wholly owned subsidiary Compagnie Generale Des Eaux ("CGE" and, together with Vivendi, VNAC and Water, the "Filing Persons"). Water is a wholly owned subsidiary of Vivendi Environment S.A., a French corporation ("Environment"), a wholly owned subsidiary of Vivendi.

          (b) The business address of Vivendi and Environment is 42 Avenue de Friedland, 75380 Paris, Cedex 08, France. The business address of VNAC is c/o Vivendi North America Management Services, Inc., 800 Third Avenue, New York, New York 10022. The business address of Water and CGE is 52 Rue d'Anjou 75008, Paris, France.

          (c) Vivendi and its subsidiaries are involved in two major sectors: utilities (water, transport, waste management and energy) and communications (telecommunications, publishing, multimedia and audiovisual).

          VNAC is a holding company for certain of Vivendi's interests in the United States.

          Water is a wholly owned subsidiary of Environment and an indirect wholly owned subsidiary of Vivendi, dedicated to and engaged in water and wastewater management and activities.

          Environment, a wholly owned subsidiary of Vivendi, provides environmental services worldwide, including water and wastewater treatment, waste management, energy services and facilities management, and transportation systems management.

          CGE is a wholly owned subsidiary of Water dedicated to and engaged in water and wastewater management and activities.

          The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Vivendi and VNAC and the executive officers and members of the supervisory board of Water and CGE are set forth in Schedule 1 hereto and incorporated herein by reference.

CUSIP No. 718009-6-08                 13D                           Page 7 of 19


          (d) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, neither VNAC nor, to the best of VNAC's knowledge, any of the directors or executive officers of VNAC have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, neither Environment nor, to the best of Environment's knowledge, any of the supervisory board members or executive officers of Environment have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, neither Water nor, to the best of Water's knowledge, any of the supervisory board members or executive officers of Water have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          During the last five years, neither CGE nor, to the best of CGE's knowledge, any of the supervisory board members or executive officers of CGE have been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Vivendi nor, to the best of Vivendi's knowledge, any of the directors or executive officers of Vivendi was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither VNAC nor, to the best of VNAC's knowledge, any of the directors or executive officers of VNAC was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither Environment nor, to the best of Environment's knowledge, any of the supervisory board members or executive officers of Environment was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither Water nor, to the best of Water's knowledge, any of the supervisory board members or executive officers of Water was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the last five years, neither CGE nor, to the best of CGE's knowledge, any of the supervisory board members or executive officers of CGE was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 718009-6-08                 13D                           Page 8 of 19


          (f) The citizenship of the executive officers and the directors or supervisory board members, as applicable, of Vivendi, VNAC, Water and CGE is set forth in Schedule 1 hereto and incorporated herein by reference.


Item 3.   Source and Amount of Funds or Other Consideration.

          The source of the funds used to finance the purchases of Shares reported by this Amendment No. 19 was working capital of Water. The total amount of such funds was approximately $7,868,006, exclusive of brokerage commissions. Vivendi transferred the 5,823,502 Shares previously owned directly by it to Water as a contribution to capital.


Item 4.   Purpose of Transaction.

          The Shares owned by the Filing Persons were acquired, and are being held, as an investment. Except as described in clause (c) below, none of the Filing Persons has any present plans or proposals which may be related to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board. However, Vivendi intends to request that the Issuer nominate an executive of Vivendi or one of its affiliates to fill the board seat traditionally held by an executive of Vivendi (or one of its affiliates) which was held by Claudio Elia until his death;

          (d) Any material change in the present capitalization or dividend policy of the issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) A class of securities of the Issuer being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i) Any action similar to any of those enumerated above.

          Vivendi presently intends to review its investment position in the Issuer periodically and, depending on such review, market conditions and share prices, the Issuer's business, prospects and future developments and applicable legal requirements, Vivendi may seek to acquire (either directly or through a subsidiary, including VNAC, Water and CGE) additional Shares from time to time in the open market or in negotiated transactions or both as would result in Vivendi and its subsidiaries holding up to 19.99% of the outstanding Shares or may sell its Shares. Vivendi has advised the Issuer that any additional purchases of Shares will be solely for investment purposes.

CUSIP No. 718009-6-08                 13D                           Page 9 of 19


Item 5.   Interest in Securities of the Issuer.

          (a) As of April 12, 2000, Vivendi was the beneficial owner of 7,366,488 Shares constituting approximately 18.0% of the outstanding Shares (based upon 40,997,701 Shares outstanding as of March 1, 2000 according to the Issuer's Annual Report on Form 10-K for the year ended December 31, 1999). To the best knowledge of Vivendi, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

          As of April 12, 2000, VNAC was the beneficial owner of 752,586 Shares, constituting approximately 1.8% of the outstanding Shares based upon 40,997,701 Shares outstanding). Except as set forth on Schedule 1 hereto, and incorporated herein by reference, to the best knowledge of VNAC, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

          As of April 12, 2000, Environment was the beneficial owner of the 6,613,902 Shares beneficially owned by Water, constituting approximately 16.1% of the outstanding Shares (based upon 40,997,701 Shares outstanding).

          As of April 12, 2000, Water was the beneficial owner of 6,613,902 Shares, consisting of 6,271,902 Shares owned directly and 342,000 Shares owned by its subsidiary CGE, constituting approximately 16.1% of the outstanding Shares (based upon 40,997,701 Shares outstanding).

          As of April 12, 2000, CGE was the beneficial owner of 342,000 Shares, constituting approximately 0.8% of the outstanding Shares (based upon 40,997,701 Shares outstanding).

          (b) Vivendi has the shared power to vote or direct the disposition of 7,366,488 Shares. VNAC, Environment, Water and CGE have the shared power to vote or direct the disposition of 752,586 Shares, 6,613,902 Shares, 6,613,902 Shares and 342,000 Shares, respectively.

          (c) Neither Vivendi nor, to the best of Vivendi's knowledge, any executive officer or director of Vivendi: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          Except as set forth on Schedule 1 hereto and incorporated herein by reference, neither VNAC nor, to the best of VNAC's knowledge, any executive officer or director of VNAC: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          Neither Water nor, to the best of Water's knowledge, any executive officer or director of Water: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          Neither CGE nor, to the best of CGE's knowledge, any executive officer or director of CGE: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          Except for the purchases set forth on Schedule 2 hereto and incorporated herein by reference, neither Water nor, to the best of Water's knowledge, any executive officer or supervisory board member of Water (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

          (d)   Not applicable.

          (e)   Not applicable.

CUSIP No. 718009-6-08                 13D                          Page 10 of 19


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          None of the Filing Persons nor, to the best of the Filing Persons' knowledge, any person named in Item 2 hereof, has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding, or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          1.  Joint Filing Agreement.

CUSIP No. 718009-6-08                 13D                          Page 11 of 19


                                   Schedule 1

                      Directors and Executive Officers of
                                    Vivendi

                                                                                                      Present Principal
                                                                                                  Occupation or Employment,
                                                                                                     Including the Name
                                                                                                  (principal business) and
                                                                                                 Address (if different than
                                                Name and                                            Business Address) of
Position with Vivendi                       Business Address                      Citizenship             Employer
----------------------------------------------------------------------------------------------------------------------------
I.   Directors
----------------------------------------------------------------------------------------------------------------------------
Chairman of the Board     Jean-Marie Messier                                     French          Chairman of the Board and
 and Chief Executive      c/o Vivendi                                                            Chief Executive Officer of
 Officer                  42 Avenue de Friedland                                                 Vivendi, Cegetel and
                          75380 Paris,  Cedex 08, France                                         Vivendi Environment
 ----------------------------------------------------------------------------------------------------------------------------
Vice Chairman and         Jean-Louis Beffa                                       French          Chairman and Chief
 Director                 c/o Compagnie Saint Gobain les Miroirs                                 Executive Officer of
                          18, Avenue d'Alsace                                                    Compagnie de Saint-Gobain
                          92400 Courbevoie, France
----------------------------------------------------------------------------------------------------------------------------
Director                  Bernard Arnault                                        French          Chairman and Chief
                          LVMH                                                                   Executive Officer of Louis
                          30, avenue Hoche                                                       Vuitton Moet Hennessy,
                          75008 Paris                                                            Christian Dior, Groupe
                          France                                                                 Arnault S.A. and Compagnie
                                                                                                 Financiere du Nord
----------------------------------------------------------------------------------------------------------------------------
Director                  Jean-Marc Espalioux                                    French          Chairman and CEO of Accor;
                          Accor                                                                  Director of Fiat France
                          2, rue de la Mare Neuve                                                and Europcar International.
                          91021 Evry Cedex
                          France
----------------------------------------------------------------------------------------------------------------------------
Director                  Philippe Foriel-Destezet                               French          Chairman and Chief
                          Nescofin                                                               Executive Officer of
                          43 Rutlandgate                                                         Adecco, Alcila, Ecco, Idem
                          S.W. 71 ED London                                                      France and Nescofin UK
                          England                                                                Limited
----------------------------------------------------------------------------------------------------------------------------
Director                  Jacques Friedmann                                      French          Chairman of the
                          AXA                                                                    Supervisory Board of AXA
                          9, Place Vendome
                          75001 Paris
                          France
----------------------------------------------------------------------------------------------------------------------------
Director                  Esther Koplowitz                                       Spanish         Vice Chairman of the Board
                          F.C.C.-Madrid-Spain                                                    of Directors of FCC
                          Plaza Pablo Ruiz Picasso
                          28020 Madrid
                          Spain
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 718009-6-08                 13D                          Page 12 of 19


                                                                                                      Present Principal
                                                                                                  Occupation or Employment,
                                                                                                     Including the Name
                                                                                                  (principal business) and
                                                                                                 Address (if different than
                                                Name and                                            Business Address) of
Position with Vivendi                       Business Address                      Citizenship             Employer
----------------------------------------------------------------------------------------------------------------------------
Director                  Henri Lachmann                                         French          Chairman and CEO of
                          Schneider S.A.                                                         Schneider S.A. and
                          64/70 avenue Jean-Baptiste Clement                                     Schneider Electric S.A.
                          92646 Boulogne Billancourt
                          France
----------------------------------------------------------------------------------------------------------------------------
Director                  Eric Licoys                                            French          Chairman and CEO of Havas
                          Havas                                                                  and General Manager of
                          31, rue du Colisee                                                     Vivendi.
                          75008 Paris, France
----------------------------------------------------------------------------------------------------------------------------
Director                  Thomas Middelhoff                                      German          Chairman and CEO of
                          Bertelsmann AG                                                         Bertelsmann
                          Carl-Bertelsmann-Strabe 270
                          D-33311 Gutersloh
                          Germany
----------------------------------------------------------------------------------------------------------------------------
Director                  Simon Murray                                           British         Chairman, Simon Murray &
                          Simon Murray and Associates (U.K.) Ltd.                                Company
                          Princes House
                          38 Jermyn Street
                          England
----------------------------------------------------------------------------------------------------------------------------
Director                  Serge Tchuruk                                          French          Chairman and Chief
                          Alcatel                                                                Executive Officer of
                          64, fue de la Boetie                                                   Alcatel and Chairman of
                          75008 Paris, France                                                    Alcatel USA Corp.
----------------------------------------------------------------------------------------------------------------------------
Director                  Rene Thomas                                            French          Honorary Chairman and
                          c/o Banexi                                                             Director of Banque
                          16 Blvd. des Italiens                                                  Nationale de Paris and
                          75009 Paris, France                                                    Vice Chairman of the
                                                                                                 Supervisory Board of
                                                                                                 Banque pour l'Expansion
                                                                                                 Industrielle - BANEXI
----------------------------------------------------------------------------------------------------------------------------
Director                  Marc Vienot                                            French          Chairman of Paris-Europlace
                          Paris Europlace
                          39, rue Cambon
                          75039 Paris, Cedex ler
                          France
----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 718009-6-08                 13D                          Page 13 of 19


                                                                                                     Present Principal
                                          Name and Business Address                               Occupation or Employment,
                                      Except as otherwise indicated, the                             Including the Name
                                      Business Address of each person is                          (principal business) and
                                                c/o  Vivendi                                     Address (if different than
                                           42 Avenue de Friedland                                   Business Address) of
Position with Vivendi                  75384, Paris, Cedex 08, France             Citizenship             Employer
------------------------------------------------------------------------------------------------------------------------------
II. Executive Officers
(other than those who
 are also Directors)
------------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice     Henri Proglio                                          French        Chairman of the Board and
 President, Vivendi                                                                            Chief Executive Officer
 Environment                                                                                   of CGEA, President and Chief
                                                                                               Executive Officer of Vivendi
                                                                                               Environment, Vivendi Water and
                                                                                               Campagnie Generale des Eaux
------------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice     Philippe Germond                                       French
 President, Vivendi
 Communications
------------------------------------------------------------------------------------------------------------------------------
Executive Vice            Jean-Francois Colin                                    French
 President, Human
 Resources
------------------------------------------------------------------------------------------------------------------------------
Chief Financial Officer   Guillaume Hannezo                                      French
------------------------------------------------------------------------------------------------------------------------------
Company Secretary         Jean-Francois Dubos                                    French
------------------------------------------------------------------------------------------------------------------------------
Corporate Communication   Christine Delavennat                                   French
------------------------------------------------------------------------------------------------------------------------------
International Affairs     Thierry de Beauce                                      French
------------------------------------------------------------------------------------------------------------------------------
Strategy and Business     Agnes Audier                                           French
 Development
------------------------------------------------------------------------------------------------------------------------------
Ethical Standards         Sylvie d'Arvisenet                                     French
------------------------------------------------------------------------------------------------------------------------------
Deputy Chief Executive    Daniel Caille                                          French
 Officer
------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 718009-6-08                 13D                          Page 14 of 19




                                          Name and Business Address                                  Present Principal
                                      Except as otherwise indicated, the                          Occupation or Employment,
                                      Business Address of each person is                             Including the Name
                                     c/o Vivendi North America Management                         (principal business) and
                                                Services, Inc.                                   Address (if different than
Position with Vivendi                         800 Third Avenue,                                     Business Address) of
North America Company                        New York, NY  10022                   Citizenship             Employer
------------------------------------------------------------------------------------------------------------------------------
I.   Directors
------------------------------------------------------------------------------------------------------------------------------
President and Director                        Michel Avenas/2/                      French
------------------------------------------------------------------------------------------------------------------------------
II.  Executive Officers
 (other than those who
 are also Directors)
------------------------------------------------------------------------------------------------------------------------------
Vice President and                            Christian G. Farman                   USA
 Chief Financial Officer
------------------------------------------------------------------------------------------------------------------------------
Vice President and                            Neil Lawrence Lane                    USA
 General Counsel
------------------------------------------------------------------------------------------------------------------------------

-------------------------
/2/  Michel Avenas is the beneficial owner of 2,543 Shares.

CUSIP No. 718009-6-08                 13D                          Page 15 of 19


           Members of the Supervisory Board and Executive Officers of
                               Vivendi Water S.A.

                                                Name and                                         Present Principal Occupation
                                            Business Address                                     or Employment, Including the
                                   Except as otherwise indicated, the                              Name (principal business)
                                   Business Address of each person is                              and Address (if different
Position with Vivendi                    c/o Vivendi Water S.A.                                    than Business Address) of
 Water, S.A.                                 52 Rue d'Anjou                                                Employer
                                           75008 Paris, France                    Citizenship
------------------------------------------------------------------------------------------------------------------------------
I. Members of the
 Supervisory Board
------------------------------------------------------------------------------------------------------------------------------
Chairman                  Richard J. Heckmann                                    USA
                          c/o Vivendi
                          42 Avenue de Friedland
                          75380 Paris, Cedex 08, France
------------------------------------------------------------------------------------------------------------------------------
Member, President and     Henri Proglio                                          French          Chairman of the Board and
 Chief Executive Officer  c/o Vivendi                                                            Chief Executive Officer of
                          42 Avenue de Friedland                                                 CGEA, President and Chief
                          75380 Paris, Cedex 08, France                                          Executive Officer of Vivendi
                                                                                                 Environment, Vivendi Water
                                                                                                 and Compagnie Generale des
                                                                                                 Eaux
------------------------------------------------------------------------------------------------------------------------------
Member                    Pierre Henri Galan                                     French
                          c/o Vivendi
                          42 Avenue de Friedland
                          75380 Paris, Cedex 08, France
------------------------------------------------------------------------------------------------------------------------------
II.  Executive Officers
 (other than those who
 are also Members of
 the Supervisory Board)
------------------------------------------------------------------------------------------------------------------------------
Chief Financial Officer   Olivier Grunberg                                       French          Deputy General Manager of
                                                                                                 Compagnie Generale des Eaux
------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 718009-6-08                 13D                          Page 16 of 19


           Members of the Supervisory Board and Executive Officers of
                          Compagnie Generale des Eaux

                                                Name and                                         Present Principal Occupation
                                            Business Address                                     or Employment, Including the
                                   Except as otherwise indicated, the                              Name (principal business)
                                   Business Address of each person is                              and Address (if different
Position with Compagnie              c/o Compagnie Generale Des Eaux                               than Business Address) of
 Generale des Eaux                           52 Rue d'Anjou                                                Employer
                                           75008 Paris, France                    Citizenship
------------------------------------------------------------------------------------------------------------------------------
I. Members of the
 Supervisory Board
------------------------------------------------------------------------------------------------------------------------------
Member                    Jean-Marie Messier                                     French          Chairman of the Board and
                          c/o Vivendi                                                            Chief Executive Officer of
                          42 Avenue de Friedland                                                 Vivendi, Cegetel and Vivendi
                          75380 Paris, Cedex 08, France                                          Environment
------------------------------------------------------------------------------------------------------------------------------
Member                    Guillaume Hannezo                                      French          Chief Financial Officer,
                          c/o Vivendi                                                            Vivendi
                          42 Avenue de Friedland
                          75380 Paris, Cedex 08, France
------------------------------------------------------------------------------------------------------------------------------
Member                    Antoine Zacharias                                      French          Chief Executive Officer, SGE
                          c/o Vivendi                                                            (Vivendi Construction and
                          42 Avenue de Friedland                                                 Property Subsidiary)
                          75380 Paris, Cedex 08, France
------------------------------------------------------------------------------------------------------------------------------
Member (represented by    Edrif S.A.                                             French S.A.     A public limited company
 Mr. Serge Michel)        5, rue Tronson du Coudray                                              whose business is the study,
                          75008 Paris, France                                                    design and operation of
                                                                                                 projects in the fields of
                                                                                                 finance, industry, trade,
                                                                                                 housing or agriculture
------------------------------------------------------------------------------------------------------------------------------
II.  Executive Officers
 (other than those who
 are also Members of
 the Supervisory Board)
------------------------------------------------------------------------------------------------------------------------------
President and Chief       Henri Proglio                                          French          Chairman of the Board and
 Executive Officer        c/o Vivendi                                                            Chief Executive Officer of
                          42 Avenue de Friedland                                                 CGEA, President and Chief
                          75380 Paris, Cedex 08, France                                          Executive Officer of Vivendi
                                                                                                 Environment, Vivendi Water and
                                                                                                 Compagnie Generale des Eaux
------------------------------------------------------------------------------------------------------------------------------
Chief Operating Officer   Oliver Barbaroux                                       French
------------------------------------------------------------------------------------------------------------------------------
Deputy General Manager    Gerard Mohr                                            French
------------------------------------------------------------------------------------------------------------------------------
Deputy General Manager    Olivier Grunberg                                       French
------------------------------------------------------------------------------------------------------------------------------
General Secretary and     Patrick Spilliaert                                     French
 Secretary of the
 Supervisory Board
------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 718009-6-08                 13D                          Page 17 of 19


                                   SCHEDULE 2



            Date Acquired                          No. of Shares                          Price Per Share
-------------------------------------  --------------------------------------  --------------------------------------

               3/2/00                                   4,400                                 18.4872
               3/3/00                                  10,000                                 18,4706
               3/6/00                                   5,000                                 18.4375
               3/7/00                                   7,000                                 17.6482
               3/8/00                                  13,500                                 17.2384
               3/9/00                                  20,000                                 16.8016
               3/10/00                                 18,000                                 16.9155
               3/14/00                                275,800                                 17,2431
               3/20/00                                  5,000                                 18.8500
               3/21/00                                  7,000                                 18.7813
               3/22/00                                  6,500                                 17.9346
               3/23/00                                 11,000                                 18.0284
               3/24/00                                  6,500                                 18.4615
               3/28/00                                 11,000                                 18.5284
               3/29/00                                 20,000                                 18.2144
               3/30/00                                  5,500                                 18.2193
               3/31/00                                  9,000                                 18.9400
               4/3/00                                   5,700                                 19.4890
               4/4/00                                   7,000                                 19.7714


          All of the Shares were acquired by Water in open market purchases on the New York Stock Exchange, except for the Shares acquired on March 14, 2000, which were acquired in a privately negotiated transaction.

CUSIP No. 718009-6-08                 13D                          Page 18 of 19


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        VIVENDI S.A.

                                        By  /s/ Guillaume Hannezo
                                           -------------------------------------
                                           Name:  Guillaume Hannezo
                                           Title: Chief Financial Officer


                                        VIVENDI NORTH AMERICA COMPANY

                                        By  /s/ Michel Avenas
                                           -------------------------------------
                                           Name:  Michel Avenas
                                           Title: President


                                        COMPAGNIE GENERALE DES EAUX

                                        By  /s/ Henri Proglio
                                           -------------------------------------
                                           Name:  Henri Proglio
                                           Title: President and Chief Executive
                                                  Officer


                                        VIVENDI WATER S.A.

                                        By  /s/ Henri Proglio
                                           -------------------------------------
                                           Name:  Henri Proglio
                                           Title: President and Chief Executive
                                                  Officer

Dated:  April 12, 2000

CUSIP No. 718009-6-08                 13D                          Page 19 of 19


EXHIBIT 1

                             JOINT FILING AGREEMENT
                             ----------------------


  In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Filing Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.50 per share (the "Shares"), of Philadelphia Suburban Corporation, a Pennsylvania corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 12th day of April, 2000.

                                        VIVENDI S.A.

                                        By  /s/ Guillaume Hannezo
                                           -------------------------------------
                                           Name:  Guillaume Hannezo
                                           Title: Chief Financial Officer


                                        VIVENDI NORTH AMERICA COMPANY

                                        By  /s/ Michel Avenas
                                           -------------------------------------
                                           Name:  Michel Avenas
                                           Title: President


                                        COMPAGNIE GENERALE DES EAUX

                                        By  /s/ Henri Proglio
                                           -------------------------------------
                                           Name:  Henri Proglio
                                           Title: President and Chief Executive
                                                  Officer


                                        VIVENDI WATER S.A.

                                        By  /s/ Henri Proglio
                                           -------------------------------------
                                           Name:  Henri Proglio
                                           Title: President and
                                                  Chief Executive Officer